Exhibit 99.1

IRREVOCABLE UNDERTAKING

This irrevocable undertaking (this “Undertaking”) is made on 8 April 2015

BETWEEN:

(1)	Infinera Corporation, a company duly incorporated and organized under the laws of Delaware, with corporate registration number 3325877, having its principal office at 140 Caspian Court, Sunnyvale, CA 94089, the U.S. (“Offeror”); and

(2)	Pod Investment AB, a company duly incorporated and organized under the laws of Sweden, with corporate registration number 556744-9441, having its principal office at Box 5358, 102 49 Stockholm, Sweden (“Shareholder”).

Offeror and Shareholder are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

BACKGROUND:

(A)	Offeror intends to make a recommended public offer to the shareholders in Transmode AB (publ) (“the Company”) to tender all their shares in the Company to the Offeror on the key terms and conditions set forth in the draft press release (the “Offer”) attached as Appendix A (the “Offer Announcement”). For the purposes hereof, the “Offer” extends to any revised offer on behalf of the Offeror.

(B)	Shareholder is the owner of 9,223,140 shares in the Company (the “Shares”) and has, in order to encourage the Offeror to make the Offer, agreed to make this irrevocable undertaking (the “Undertaking”).

IT IS AGREED as follows:

SHAREHOLDER’S UNDERTAKING

1.1	Shareholder represents and warrants that it is the owner of, and has all relevant authority to accept the Offer in respect of the Shares, which Shares are free and clear of encumbrances of any kind. The Shareholder further represents and warrants that the Shares include all of the Shareholder’s shares in the Company.

1.2	Subject to (i) the conditions precedent in clause 2, and (ii) the Shareholder having the benefit of any improvement of the Offer granted to other shareholders of the Company, the Shareholder hereby irrevocably undertakes to accept the Offer in respect of all Shares immediately prior to, but conditioned upon, the Offer being declared unconditional.

1.3

In the event that a third party before the expiration of the acceptance period (including any extension) under the Offer announces a public offer to acquire all the shares in the Company for a price which exceeds the price in the Offer by more than eight (8) per cent (the “8 Per

Cent Hurdle”) and which is recommended by the Board of Directors of the Company (a “Superior Offer”), and provided that the Offeror has not publicly announced an increased Offer that is recommended by the Board of Directors of the Company (“Increased Offer”) no later than on the date preceding the last day of the acceptance period (excluding any extension of it) under the Superior Offer (the “Right to Match”), then this Undertaking shall lapse and the Shareholder shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. In case an Increased Offer is made and the Superior Offer is thereafter increased to exceed the Increased Offer and such increased Superior Offer is recommended by the Board of Directors of the Company (an “Increased Superior Offer”), and provided that the Offeror does not exercise its Right to Match, then this Undertaking shall lapse and the Shareholder shall be entitled to withdraw any acceptance of offer and accept the increased Superior Offer.

1.4	For the purposes of determining whether a Superior Offer exceeds the 8 Per Cent Hurdle, or, as the case may be, an Increased Superior Offer exceeds an Increased Offer, the following shall apply: (i) the part of the consideration that consists of listed securities under the Offer or, as the case may be, an Increased Offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Offer or, as the case may be, the Increased Offer; (ii) if the Superior Offer or, as the case may be, the Increased Superior Offer includes a cash alternative coupled with a not all cash alternative, then the value of the cash alternative shall be elected for the determination of the offer value and any alternative forms of consideration shall be disregarded; and (iii) if the consideration under the Superior Offer or, as the case may be, the Increased Superior Offer consists (wholly or partly) of listed securities, such offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Superior Offer or, as the case may be, the Increase Superior Offer.

The “Prevailing Conditions” shall mean (i) the quotation or price (as derived from the relevant exchange) of the Offeror’s or the third party’s securities, as relevant, at the close of business on the above specified trading day and (ii) if the currency of the consideration under an offer is not in SEK, the currency conversion shall be calculated based on the applicable currency/SEK exchange rate on the day immediately preceding the date the offer was publicly announced, as derived from the European Central Bank daily foreign exchange reference rate at close of business.

For the avoidance of doubt, the 8 Per Cent Hurdle shall apply to a Superior Offer only (but not to any subsequent Increased Superior Offer), whereas the Right to Match shall apply to each and every Superior Offer and each and every Increased Superior Offer.

1.5	The Shareholder hereby irrevocably undertakes to not (i) offer, sell, transfer, charge, pledge or grant any option over or otherwise deal with or dispose of any of the Shares or any interest in any of the Shares, whether directly or indirectly, except to the Offeror under the Offer, (ii) accept (conditionally or unconditionally) any other offer in respect of any of the Shares by whatever means it is to be implemented, (iii) solicit or encourage proposals or offers from third parties for the acquisition of shares in the Company, (iv) propose or vote in favor of any other resolution, or take any action or make any statement, which could prejudice or frustrate the Offer or (v) enter into any agreement or arrangement (whether conditional or unconditional) to do any or all of the acts referred to in this Section 1.5.

1.6	For the avoidance of doubt, the Shareholder shall be entitled to any increased consideration in the Offer.

CONDITION PRECEDENT

2.1	Conditions precedent for this Undertaking to enter into force is that:

a)	the Offer is made through a public announcement of the Offer on or before 15 April 2015; and

b)	the Board of Directors of the Company recommends the Offer.

2.2	Should the conditions precedent under Section 2.1 above not be met, then the Shareholder will have no obligations hereunder.

TERMINATION

3.1	This Undertaking shall terminate automatically and be of no further force or effect if:

(i)	the Offer lapses or is withdrawn, or

(ii)	this Undertaking has lapsed due to a Superior Offer in accordance with Section 1.3 above, i.e. in cases where the Offeror has not exercised its Right to Match.

3.2	Furthermore, all of the Shareholder’s obligations hereunder will lapse, at the option of the Shareholder, if

(a)	the Offer is not being declared unconditional before 15 September 2015;

(b)	a circumstance has occurred, which could not have been reasonably known or anticipated by Shareholder at the time of entering into this Undertaking, which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Offeror’s liquidity, sales, results, solidity, assets or equity; or

(c)	any information made public by the Offeror or disclosed by the Offeror to Shareholder or the Company is materially inaccurate, incomplete or misleading in respects that could reasonably be expected to have a materially adverse effect on the Offeror’s liquidity, sales, results, solidity, assets or equity.

MISCELLANEOUS

4.1	Any public disclosure of the existence or contents of this Undertaking will need to be agreed in advance between the Parties, except (a) as required by applicable law in any relevant jurisdiction or stock exchange regulation or regulatory or governmental body to which either Party is subject, in which case the Party required to disclose information hereof shall to the extent reasonably practicable consult with the other Party prior to such disclosure, and (b) in the ordinary course in connection with the investor relations practices of the Parties. Notwithstanding the foregoing, the Shareholder agrees that this Undertaking may be (i) disclosed to the Company and/or (ii) made public by the Offeror in relation to the Offer in order to comply with applicable rules and regulations, including any rules and regulations applicable to the Offer or the Offeror in Sweden, the European Union, the United States or any other relevant jurisdiction.

4.2	The Parties acknowledge that each of them has full knowledge of the contemplated Offer and that the Offeror has been or will be provided with information by the Company relating to the Company and its business through a due diligence process. The Parties are further aware that each of the Company and the Offeror is a publicly traded company and that the discussions, negotiations and information relating to the Offer may constitute inside information under Swedish law, the laws of the United States and/or other applicable law.

4.3	To the extent the Offeror obtains an undertaking to accept the Offer from other shareholders of the Company on terms more favorable to that shareholder than those which apply to the Shareholder under this Undertaking, such more favorable terms shall apply in relation to the Shareholder as if agreed between the Offeror and the Shareholder.

4.4	Each of the Parties confirms that this Undertaking represents the entire understanding and constitutes the whole agreement between the Parties in relation to its subject matter and supersedes all prior agreements and understandings, whether oral or written, between the Parties with respect to the subject matter hereof.

4.5	This Undertaking shall be binding upon and inure to the benefit of the successors of the Parties but shall not be assignable by any of the Parties without the prior written consent of the other Party. This Undertaking is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder.

4.6	If any provision of this Undertaking or the application of it shall be declared or deemed void, invalid or unenforceable in whole or in part for any reason, the Parties shall amend this Undertaking as shall be necessary to give effect to the spirit of this Undertaking so far as possible. If the Parties fail to amend this Undertaking, the provision which is void, invalid or unenforceable, shall be deleted and the remaining provisions of this Undertaking shall continue in full force and effect.

4.7	Nothing in this Undertaking shall be construed as an obligation for the Offeror to make or complete the Offer.

4.8	If the Offeror extends the acceptance period of the Offer and/or increases the offer price in the Offer and/or otherwise revises the Offer, this Agreement shall apply mutatis mutandis to such revised offer.

GOVERNING LAW AND DISPUTES

This Undertaking shall be governed by and construed in accordance with the laws of Sweden. Any dispute, controversy or claim arising out of, or in connection with, this Undertaking, or the breach, termination or invalidity of the Undertaking, shall be settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The place of arbitration shall be Stockholm, Sweden. The language to be used in the arbitral proceedings shall be English.

This Undertaking has been duly executed in two (2) original copies, of which each of the Parties has taken one (1) copy.

Place:	Stockholm	Place:

Date:	8 April, 2015	Date:	8 April, 2015

POD INVESTMENT AB		INFINERA CORPORATION

/s/ Axel Roos		/s/ Brad Feller
By:	Axel Roos	By:	Brad Feller

/s/ Tom Nyman
By:	Tom Nyman